FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Disclosure:	“The second Syngenta Photography Award call for entries”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:
Media Office		Paul Barrett
CH-4002 Basel		Switzerland	+41 61 323 2323
Switzerland
Tel:	+41 61 323 23 23
Fax:	+41 61 323 24 24	Paul Minehart
		USA	+1 202 737 8913

www.syngenta.com

Basel, Switzerland, April 8, 2014

The second Syngenta Photography Award call for entries

•	Competition explores global challenges through compelling images
•	The Award theme is “Scarcity-Waste”
•	Open to professionals and amateurs, with $65,000 in prizes on offer

Syngenta today announced that the second Syngenta Photography Award is now open for entries. The Award aims to stimulate dialogue and create awareness around significant global challenges through powerful photography.

The Syngenta Photography Award invites professional and amateur photographers from all over the world to submit applications in two categories – the Professional Commission and the Open Competition. The Award offers total prize money of $65,000, including a $25,000 professional commission. Images from the Award will be exhibited in March 2015 at Somerset House, one of London’s most celebrated arts and culture venues.

The theme of the second Award is “Scarcity-Waste”. It draws attention to arguably the greatest challenge the world faces: how can we ensure there is enough land, food and water for future generations? The resources we use and the waste we create today means we already need the equivalent of one and a half planets.

Mike Mack, CEO of Syngenta, said: “The success of the inaugural Syngenta Photography Award has demonstrated that photography is a powerful medium to foster a deeper understanding of global challenges, and has the ability to inspire us to find ways to create a more sustainable future.”

Entries will be judged by a distinguished international panel chaired by author and curator William A. Ewing. “I am delighted to have been invited for the second time to chair the jury sessions of the Syngenta Photography Award and be part of the inspiring jury discussions,” said Mr. Ewing. “I was deeply impressed with the quality of work submitted for the inaugural Award, and I now look forward to discover more outstanding work from professional and amateur photographers under a new theme.”

The application deadline for both the Professional Commission and Open Competition is September 15, 2014.

Syngenta – April 8, 2014 / Page 1 of 2

Notes to the editor:

•	Media inquiries relating to the Syngenta Photography Award can be addressed to: Anna Cusden or Melissa Emery at Sutton PR, annac@suttonpr.com / melissa@suttonpr.com, +44 (0)207 183 3577
•	The competition is now open for entries and closes on September 15, 2014
•	The Award is free to enter
•	Applications to the Syngenta Photography Award must be submitted by completing the online application form at www.syngentaphoto.com
•
The Professional Commission is for professional photographers whose major income is derived from photography. They are invited to submit between 5-10 images along with a creative project proposal related to this year’s “Scarcity-Waste” theme

•	The Open Competition is open to both professional and amateur photographers. They are invited to submit between 1-3 images exploring the Scarcity-Waste theme
•	The shortlist of finalists will be announced at the end of November 2014
•	The winners will be announced at the Syngenta Photography Award ceremony in March 2015

The members of the judging panel are:

William A. Ewing (Chair) – Curator, Photography Author, Director of Curatorial Projects at Thames & Hudson Publishing (Canada)
Iatã Cannabrava – Photographer (Brazil)
Stephen Dunbar-Johnson – President, International, The New York Times (United Kingdom)
Ekaterina Inozemtseva – Chief Curator at Multimedia Art Museum (Russia)
Marcus Lyon – Photographer (United Kingdom)
Mike Mack – Chief Executive Officer, Syngenta (United States)
Liu Heung Shing – Photographer and Photo Editor (China)

Open Competition advisors:
Simon Roberts – Photographer (United Kingdom)
Malu Halasa – Writer and editor (Jordan / Philippines)

The Syngenta Photography Award

Launched in 2012, the Syngenta Photography Award was created to stimulate dialogue around key global challenges and to establish an important platform to explore issues of global significance through photography. For the inaugural competition, exploring the theme of Rural-Urban, 2,500 applicants from all over the world submitted their photographs to the Open Competition, including 450 submissions from professional photographers for the commission. The Rural-Urban exhibition is available online: http://ruralurban.syngentaphoto.com

Syngenta is one of the world's leading companies with more than 28,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com.

Syngenta – April 8, 2014 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	April 8, 2014	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs